COMMERCIAL E-WASTE MANAGEMENT, INC.

January 18, 2011

To:	Tracey McKoy
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
1 Station Place, N.E., Stop 4631
Washington, D.C. 20549

Re:	Commercial E-Waste Management, Inc.
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Filed May 12, 2010
File No.: 333-147193

Dear Ms. McKoy:

The following are the company’s responses and revisions to its filing pursuant to your letter dated December 21, 2010:

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Evaluation of Disclosure Controls and Procedures, page 12

In your quarterly reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2010 you concluded that your disclosure controls and procedures were effective. However, we note that you concluded your internal controls over financial reporting were ineffective at December 31, 2009 and there were no changes in your internal control over financial reporting in your quarterly reports on Form 10-Q. Given this, it does not appear you implemented a remediation plan to correct the deficiencies noted on page 31 of your 2009 Form 10-K. Please amend your conclusion on disclosure controls and procedures or tell us how you were able to conclude that your disclosure controls and procedures were effective in each of your quarterly reports on Form 10-Q in the absence of an implemented remediation plan.

The Registrant represents that is has not implemented a remediation plan to correct (a) the lack of a functioning audit committee and (b) the inadequate segregation of duties and thus, those two deficiencies remain.  However, the Registrant represents that it’s disclosure controls and procedures are effective, in that the Registrant has hired an external bookkeeper to maintain all financial records on behalf of the Registrant, as well as a third-party consultant to prepare periodic and current reports to be filed with the SEC.  Thus, the Registrant believes the information contained in the Forms 10-Q for the periods ended March 31, June 30, and September 30, 2010 accurately state that its disclosure controls and procedures are effective.

Exhibit 31

In the amended filing, please revise this certification to include the Chief Financial Officer title below her signature, in addition to her title as the principal executive officer. Refer to Rule 13a-14(a) (17 CFR 240.13a-14(a)) and Item 601 of Regulation S-K for guidance.

The certification has been revised, accordingly.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Randall V. Brumbaugh, counsel for the Registrant, at (626) 335-7750.

Sincerely,

/s/ Anna Chalmers
Anna Chalmers
President